

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

October 29, 2015

Richard A. Pawlowski
Chief Financial Officer
Famous Dave's of America, Inc.
12701 Whitewater Drive, Suite 200
Minnetonka, MN 55343

>   **Re: Famous Dave's of America, Inc.**
>   **Form 10-K for Fiscal Year Ended December 28, 2014**
>   **Filed March 13, 2015**
>   **File No. 000-21625**

Dear Mr. Pawlowski:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 28, 2014

Item 6: Selected Financial Data
Financial Highlights, page 24

1. We note your presentation of franchise-operated restaurant sales and percent changes in franchise-operated comparable store sales. Please disclose that franchise-operated sales are not your revenues and are not included in your consolidated financial statements. Also disclose why management believes that the presentation of the information in the table provides useful information to investors regarding the financial condition and results of operations, as well as any additional purposes for which management uses the measure, in accordance with Item 10(e) of Regulation S-K. Please provide similar disclosures in your discussion of same store net sales for franchise-operated restaurants and average weekly net sales for franchise-operated restaurants in MD&A.

2. We note that the decrease in restaurant sales reflects a reduction in discounting resulting from the decision to eliminate the strategy of relying on offering heavy discounts to drive

sales that was in place for 2013. Please consider quantifying the amount of discounts provided in 2013 to provide an understanding of the impact "heavy discounting" has previously had on sales.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Theresa Messinese at 202-551-3307 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. You may also contact me at 202-551-3380.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief
Office of Transportation and Leisure